APPENDIX A

[IFCO SYSTEMS LOGO]

FOR IMMEDIATE RELEASE
Date: 08.03.2004
Frankfurt: IFE1

Deregistration of IFCO Systems N.V. common shares under the Securities Exchange Act of 1934

Amsterdam, March 8, 2004 — IFCO Systems N.V. (the “Company”) today announced that it will file a Form 15 with the Securities and Exchange Commission on March 8, 2004 to deregister its common shares under the Securities Exchange Act of 1934.

As a result of this action, the Company’s obligation to file periodic reports will be suspended effective immediately upon filing of the Form 15. In addition, the Company’s common shares will no longer be quoted on the OTC Bulletin Board. The deregistration is expected to become effective within 90 days of filing the Form 15. The Company’s common shares will, however, continue to be listed and traded on the Frankfurt Stock Exchange. The Company is going to publish quarterly and annual results according to the German Stock Exchange requirements in the future and will continue to provide the same high level of transparency in its financial reporting as in the past.

The Company’s Board of Directors considered many factors in making this decision. These factors included, but are not limited to, (i) the reduced number of the Company’s common shareholders of record, (ii) the fact that the Company’s shares are very thinly traded within the United States and (iii) the costs, both direct and indirect, associated with the preparation and filing of the Company’s periodic reports with the SEC. The Company anticipates significant time and cost savings resulting from deregistration.

IFCO Systems is a world-wide logistics service provider with approximately 160 locations in Europe and North America. IFCO Systems operates a pool of more than 65 million RPCs (Reusable Plastic Containers) globally, which are used as a logistic system predominantly for fresh produce by leading grocery retailers.

In the United States, IFCO Systems also provides a national network of pallet management services. With more than 45 million wooden pallets recycled annually, IFCO Systems is the market leader in this industry. In 2002 IFCO Systems generated revenues of 380.7 million USD.

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